Exhibit 99.1

Vertical Aerospace appoints defence technology pioneer and former FLIR CEO Andrew Teich to its Board of Directors

Defence technology leader, part of the team that grew FLIR from c.$60 million to more than $6 billion in market value, is the fourth senior aerospace and defence appointment in recent weeks

LONDON, UK and NEW YORK, USA — November 2, 2026 — Vertical Aerospace (“Vertical” or the “Company”) (NYSE: EVTL), a global aerospace and technology company pioneering electric aviation, today announced the appointment of Andrew Teich to its Board of Directors, effective from today.

Mr. Teich brings more than 40 years of experience developing and commercialising advanced technologies for military, industrial and commercial customers. He spent nearly two decades in senior leadership at FLIR Systems (now Teledyne FLIR LLC), culminating as President and CEO from 2013 to 2017. During that time, FLIR grew from a market capitalisation of approximately $60 million to more than $6 billion and became a global leader in advanced sensing and imaging systems.

A named inventor on over 50 U.S. and international patents, Mr. Teich brings extensive experience in U.S. Department of War programmes, advanced sensing technologies, artificial intelligence, autonomous systems and UAV technologies, all of which are directly relevant to Vertical’s expanding defence and dual-use applications. He currently serves as a consultant to the U.S. Department of War.

He also has significant corporate growth, transformation and transaction experience, having acquired and integrated more than 35 technology businesses during his career.

Mr. Teich joined FLIR in 1999 after the company acquired Inframetrics Inc., where he grew revenue threefold.

He currently chairs the boards of two public companies, sensing company Sensata Technologies (NYSE: ST) and technology provider Resideo Technologies (NYSE: REZI).

Mr. Teich joins recently appointed Chair, Fabrice Brégier, former Airbus Commercial Aircraft CEO, and directors Clyde Woltman, former Leonardo Helicopters U.S. CEO, and Marc Fontaine, former Airbus executive and current Helsing France CEO. The appointments strengthen Vertical’s leadership as it advances Valo towards certification and commercial operations and progresses hybrid-electric, defence and other dual-use applications.

As previously announced on 24 September 2026, Vertical has retained Jefferies LLC as its financial advisor in connection with its review of strategic alternatives, including potential strategic and financial partnerships to advance the next stage of development.

Stuart Simpson, CEO of Vertical Aerospace, said:

“Andy understands both what advanced technology can do and what defence customers need it to deliver. He has taken innovations from development into demanding operational environments, experience that will help us make better decisions about where to take our technology and how to turn its potential into commercial opportunities.

“With Fabrice, Clyde, Marc and Andy, we have brought together leaders who have delivered aircraft programmes, built technology businesses and served military customers. Their experience is invaluable as we bring our products to market. Andy’s decision to join, following these recent appointments, says a great deal about how people who have built and led major aerospace, defence and technology businesses view Vertical. Each of them sees the growth potential in our aircraft, our technology and our team.”

Press Release 2 November 2026

Andrew Teich, Non-Executive Director of Vertical Aerospace, said:

“My experience at FLIR taught me to look beyond the development milestones to what proprietary technology can deliver in operational service. That is what attracts me to Vertical: a highly capable team, Valo’s certification programme targeting the highest safety standard in the eVTOL category, and an architecture designed to accommodate a hybrid-electric powertrain, opening up clear defence and dual-use applications. I believe the market has yet to recognise the full value of that combination.

“My immediate focus will be working with Fabrice, the Board and the leadership team, alongside Jefferies, to bring in the right strategic or financial partners to support Vertical through certification and into commercialisation.”

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell, Syensqo and Sonaca, with its own proprietary battery and propeller technology to develop the world's most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical's experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Press Release 2 November 2026

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the anticipated Board changes, the design and manufacture of our aircraft and the hybrid-electric variant, certification and the commercialization of our aircraft and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the features and capabilities of the aircraft, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircraft on timelines projected, selection of suppliers, the Company’s ability to obtain additional financing on acceptable terms or at all, the outcome of any financing or strategic alternative review process, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation the important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

ENDS

For more information:

Vertical Aerospace Media: Justin Bates, Head of Communications, justin.bates@vertical-aerospace.com, +44 7878 357 463

Vertical Aerospace Investor Relations: Gillian Levine, Investor Relations Lead, Gillian.levine@vertical-aerospace.com, +1 248 470 8732

Press Release 2 November 2026